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Re:	Comment Letter dated January 17, 2013 to Zogenix, Inc.

Registration Statement on Form S-3

Filed January 7, 2013, File No. 333-185901

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated January 17, 2013 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Zogenix, Inc. (“Zogenix” or the “Company”) as set forth below. For ease of reference, we have set forth the Staff’s comment and the response below.

FORM S-3

General

1.	Please revise your registration statement to include on the cover page a statement as to the number of shares of common stock you have sold under General Instruction I.B.6 of Form S-3 during the last twelve calendar months.

Zogenix’s Response: Zogenix respectfully advises the Staff that the Registration Statement was filed pursuant to General Instruction I.B.1 of Form S-3, and not General Instruction I.B.6 of Form S-3. Pursuant to our conversation with the Staff, the analysis set forth below demonstrates that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company is more than $75,000,000, as required pursuant to General Instruction I.B.1 of Form S-3.

As of January 4, 2013, 41,252,414 shares of common equity were held by non-affiliates of the Company. As of November 26, 2012, a date which was within 60 days prior to the date the Registration Statement was filed, the closing price of the Company’s common stock on the Nasdaq Global Market was $2.73 per share. Pursuant to Compliance and Disclosure Interpretation 116.06, the date used to determine the amount of shares of common equity held by non-affiliates and the price of the common equity need not be the same. As such, the Company’s public float was $112,619,090 as of the applicable calculation date.

January 28, 2013

* * *

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (858) 523-5435.

Very truly yours,

/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

cc:	Roger L. Hawley, Zogenix, Inc.

Ann D. Rhoads, Zogenix, Inc.

Scott N. Wolfe, Latham & Watkins LLP